SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                    FORM 11-K

                                ----------------


(MARK ONE)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
      1934


For the fiscal year ended December 31, 1999.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934


FOR THE TRANSITION PERIOD FROM            TO

                         Commission File Number 0-21017

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                   BANK UNITED 401(K) RETIREMENT SAVINGS PLAN

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICER:


                                   BANK UNITED
                       3200 SOUTHWEST FREEWAY, SUITE 2600
                              HOUSTON, TEXAS 77027

                              REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

1. Statements of Net Assets Available for Plan Benefits as of December 31, 1999 and 1998

2. Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1999

3.    Schedule of Assets Held for Investment Purposes at End of Year

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                          401(K) RETIREMENT SAVINGS PLAN

                                          By: /s/ KAREN HARTNETT
                                              ----------------------------------
                                              Plan Administrator

                                          Date: JUNE 26, 2000

                                   BANK UNITED
                         401(K) RETIREMENT SAVINGS PLAN

                        Financial Statements and Schedule
                           December 31, 1999 and 1998
                           (With Independent Auditors'
                                 Report Thereon)

                                   BANK UNITED
                         401(K) RETIREMENT SAVINGS PLAN

                                TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Independent Auditors' Report                                                 1

Statements of Net Assets Available for Plan Benefits -
   December 31, 1999 and 1998                                                2

Statement of Changes in Net Assets Available for Plan Benefits -
   Year ended December 31, 1999                                              3

Notes to Financial Statements                                              4-8


SCHEDULE

Schedule of Assets Held for Investment Purposes at End of Year -
   December 31, 1999                                                         9

Schedules not listed above are omitted because of the absence of conditions under which they are required.

                          INDEPENDENT AUDITORS' REPORT

The Administrative Committee
Bank United 401(k) Retirement Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of Bank United 401(k) Retirement Savings Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements and schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1999 and 1998 and the changes in net assets available for plan benefits for the year ended December 31, 1999 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP
Houston, Texas
May 5, 2000

                                   BANK UNITED
                         401(k) RETIREMENT SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1999 and 1998

                                                          1999          1998
                                                       -----------   -----------

Assets:
   Investments, at fair value:
     Bank United Corp. Stock Fund ..................   $   250,857          --
     Fidelity Magellan Fund ........................    17,137,853    12,980,338
     Fidelity Intermediate Bond Fund ...............     1,904,718     1,788,921
     Fidelity Growth & Income Fund .................    13,470,230    12,487,648
     Fidelity Fund .................................     7,851,963     6,235,089
     Fidelity Retirement Money Market Fund .........     5,756,629     4,870,357
     Fidelity Asset Manager Fund ...................       891,516       570,125
     Fidelity Asset Manager Growth Fund ............     1,742,556     1,639,319
     Fidelity Asset Manager Income Fund ............       189,825       180,758
     Fidelity Overseas Fund ........................     1,487,694       864,051
   Participant loans - at cost .....................     1,609,387     1,449,003
                                                       -----------   -----------

           Total investments .......................    52,293,228    43,065,609

Liabilities - excess contributions refundable ......       156,136          --
                                                       -----------   -----------

           Net assets available for plan benefits ..   $52,137,092    43,065,609
                                                       ===========   ===========

See accompanying notes to financial statements.

                                   BANK UNITED
                         401(k) RETIREMENT SAVINGS PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1999


Additions:
   Net appreciation of investments:
     Unrealized and realized gains ........................          $ 3,693,441
     Interest and dividend income .........................            3,472,368
                                                                     -----------
           Net appreciation ...............................            7,165,809

Contributions:
   Participant contributions ..............................            3,257,917
   Participant rollover contributions .....................              802,541
   Employer contributions .................................            1,124,761
                                                                     -----------
           Total additions ................................           12,351,028

Deductions:
   Benefit payments .......................................            3,266,526
   Administrative fees ....................................               13,019
                                                                     -----------
           Total deductions ...............................            3,279,545
                                                                     -----------
           Net increase ...................................            9,071,483

Net assets available for
   plan benefits:
     Beginning of year ....................................           43,065,609
                                                                     -----------
     End of year ..........................................          $52,137,092
                                                                     ===========

See accompanying notes to financial statements.

                                   BANK UNITED
                         401(K) RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

(1)   DESCRIPTION OF PLAN

     (A)  ORGANIZATION OF PLAN

          Effective January 1, 1989, the Bank United 401(k) Retirement Savings Plan (the Plan) was created as authorized by Section 401(k) of the Internal Revenue Code (the Code). The Plan's sponsor is Bank United and its subsidiaries (the Bank).

          The following is summary information only and is subject to, and qualified by, the more complete information appearing in the plan document.

     (B)  ELIGIBILITY AND PARTICIPATION

          Participation in the Plan is voluntary. Any employee who has completed one year of service with the Bank or a participating subsidiary (the Employers) and has attained the age of 21 is eligible to become a participant of the Plan.

     (C)  CONTRIBUTIONS

          The Plan is a defined contribution plan through which participants may voluntarily agree to contribute from 1 - 15 percent of their compensation (as defined by the plan document), subject to certain limitations under the Internal Revenue Code. The Employers contribute to the Plan based on the following matching schedule, and calculated as a percentage of compensation:

             EMPLOYEE %                      MATCH %
           ----------------              ----------------
                   1%                         .5%
                   2%                          1%
                   3%                          2%
                  4+%                          3%

          The maximum matching contribution made by the Employer is 3% of a participant's annual compensation.

     (D)  PARTICIPANT ACCOUNTS

          Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                                       4                            (continued)

                                   BANK UNITED
                         401(K) RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

     (E)  VESTING

          Participants are 100% vested with respect to their rollovers and contributions plus actual earnings thereon. Vesting in the Bank's matching contribution portion of their accounts plus actual earnings thereon is based on the number of years of service. Vesting generally begins on the date of employment, and is based on the following table.

                                YEARS OF VESTING
                                   SERVICE          VESTED %
                             --------------------- ------------
                               Less than 1 year       None
                                      1                20
                                      2                40
                                      3                60
                                      4                80
                                      5                100

          Participants become 100% vested at the date of their retirement, disablement or death.

     (F)  INVESTMENTS

          Contributions and any investment income thereon are invested at the direction of each participant in one or a combination of the options set forth below:

            o  BANK UNITED CORP. STOCK FUND - The Bank United Corp. Stock
               Fund is a unitized stock fund allowing participants to invest in the Company's stock while allowing for day trading similar to a mutual fund. The fund is comprised of Bank United Corp. Stock and a short-term cash component. The short-term cash component provides liquidity for daily trading. This fund differs from a mutual fund since a mutual fund is a registered security and a unitized fund is not a registered security.

            o MAGELLAN FUND - The Magellan Fund invests in common stock and securities convertible to common stock issued by companies operating in the United States and/or abroad as well as foreign companies.

            o INTERMEDIATE BOND FUND - The Intermediate Bond Fund invests in corporate debt obligations that are rated Aaa, Aa or A by Moody's Investor Service, Inc. or AAA, AA or A by Standard & Poor's Corporation. The fund also invests in obligations issued or guaranteed by the U.S. government or any of it agencies or instrumentalities and in obligations of U.S. banks, including certificates of deposit and bankers' acceptances. The issues have limited or long-term maturities.

            o GROWTH & INCOME FUND - The Growth & Income Fund invests in any combination of common stock, securities convertible to common stock, preferred stock and fixed-income securities. Securities may be of foreign or domestic issuers. It is expected that the primary fixed-income investments will be in corporate bonds.

                                       5                            (continued)

                                   BANK UNITED
                         401(K) RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

            o FIDELITY FUND - The Fidelity Fund invests in the common stock and securities convertible into common stock of well-established companies. The fund may hold the stock and fixed-income securities of smaller corporations.

            o RETIREMENT MONEY MARKET FUND - The Retirement Money Market Fund invests funds in high-quality, U.S. dollar-denominated money market instruments of U.S. and foreign issuers. Investments include short-term corporate obligations, U.S. government obligations and certificates of deposit.

            o ASSET MANAGER FUND - The Asset Manager Fund invests funds in stocks, bonds and short-term instruments, both domestic and foreign. Its investment strategy is to seek high total return with reduced risk over the long term.

            o ASSET MANAGER: GROWTH FUND - The Asset Manager: Growth Fund invests funds in stocks, bonds and short-term instruments, both domestic and foreign. Its investment strategy is to seek to maximize total return over the long term.

            o ASSET MANAGER: INCOME FUND - The Asset Manager: Income Fund invests funds in stocks, bonds and short-term instruments, both domestic and foreign. Its investment strategy is to seek high current income while considering the potential for capital appreciation.

            o OVERSEAS FUND - The Overseas Fund invests in stocks and bonds of companies whose principal business activities are outside the United States. Its investment strategy seeks long-term growth of capital by investing at least 65% of the fund's total assets in securities of issuers from at least three different countries outside of North America.

         Participants may invest in any one fund or any combination of the funds in whole percentages and may change the designation an unlimited number of times annually.

         The following table presents the Plan's investments that represent five percent or more of the Plan's net assets at December 31, 1999 and 1998:

                                                 1999         1998
                                             ------------ ------------
           Magellan Fund                     $ 17,137,853   12,980,338
           Growth & Income Fund                13,470,230   12,487,648
           Fidelity Fund                        7,851,963    6,235,089
           Retirement Money Market Fund         5,756,629    4,870,357

         During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,693,441, as follows:

           Stock Fund                      $    (24,322)
           Mutual Funds                       3,717,763
                                           ------------
                                           $  3,693,441
                                           ============

                                       6                            (continued)

                                   BANK UNITED
                         401(K) RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

     (G)  PARTICIPANT LOANS

          Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with the prime rate. The interest rate is updated to the trustee on a monthly basis by the plan administrator. Interest rates range from 7.75 to 9.68 percent. Principal and interest are paid ratably through payroll deductions.

     (H)  PAYMENT OF BENEFITS

          Benefits will be distributed to participants only upon retirement, death, total and permanent disability, severance of employment with the Employers or, in very limited circumstances, in the event of financial hardship. A participant may elect to receive payment in either a lump sum amount or series of payments, equal to the value of the participant's vested interest in his or her account.

     (I)  EXPENSES

          Investment management fees are deducted from fund earnings while other fees and administrative expenses are paid by the Employers.

     (J)  FORFEITURES

          During 1999, forfeitures totaling $105,940 were deposited into the Plan's Forfeiture Account, which can be used to reduce future employer contributions.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (A)  BASIS OF ACCOUNTING

          The financial statements of the Plan are prepared under the accrual method of accounting in accordance with generally accepted accounting principles. These principles require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities; accordingly, actual results could differ from those estimates.

     (B)  INVESTMENT VALUATION AND INCOME RECOGNITION

          Investment securities are carried at fair value as determined by the trustee, based primarily on quoted market values of the underlying stocks or securities. Purchases and sales of investment securities are recorded as of the trade dates. Gains and losses on sales of these securities are computed on an average cost basis. Interest income is recorded on the accrual basis, while dividends are recorded on the ex-dividend date. Participant loans are valued at cost, which approximates fair value.

                                       7                            (continued)

                                   BANK UNITED
                         401(K) RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

     (C)  INVESTMENTS

          In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, ACCOUNTING FOR AND REPORTING ON CERTAIN DEFINED CONTRIBUTION PLAN INVESTMENTS AND OTHER DISCLOSURE MATTERS (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the 1999 presentation.

(3)   PARTY-IN-INTEREST TRANSACTIONS

      Certain plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

(4)   TERMINATION OF THE PLAN

      Although it has not expressed any intent to do so, the Bank may discontinue contributions, amend, or terminate the Plan at any time. If the Plan is terminated, participants will become fully vested in Employer contributions and net earnings or loss thereon.

(5)   TAX STATUS

      The Internal Revenue Service has determined and informed the Bank by a letter dated September 11, 1995, that the Plan was in compliance with applicable sections of the Code. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

                                   BANK UNITED
                         401(k) RETIREMENT SAVINGS PLAN

         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 1999

                                                     DESCRIPTION                               CURRENT
      Identity of issuer                            OF INVESTMENT                 COST          VALUE
----------------------------------       -----------------------------------   -----------   -----------
*Fidelity Management Trust Company       Bank United Corp. Stock Fund          $   274,262       250,857
*Fidelity Management Trust Company       Magellan Fund                          11,700,286    17,137,853
*Fidelity Management Trust Company       Intermediate Bond Fund                  1,978,994     1,904,718
*Fidelity Management Trust Company       Growth & Income Fund                    9,390,708    13,470,230
*Fidelity Management Trust Company       Fidelity Fund                           5,291,893     7,851,963
*Fidelity Management Trust Company       Retirement Money Market Fund            5,756,629     5,756,629
*Fidelity Management Trust Company       Asset Manager Fund                        845,373       891,516
*Fidelity Management Trust Company       Asset Manager: Growth Fund              1,576,084     1,742,556
*Fidelity Management Trust Company       Asset Manager: Income Fund                187,542       189,825
*Fidelity Management Trust Company       Overseas Fund                           1,112,423     1,487,694
*Participants                            Participant loans (bearing interest
                                         rates between 7.75% to 9.68%)           1,609,387     1,609,387
                                                                               -----------   -----------
                                                                               $39,723,581    52,293,228
                                                                               ===========   ===========

*Indicates transactions with party-in-interest.

See accompanying independent auditors' report.

                          INDEPENDENT AUDITORS' CONSENT

The Administrative Committee
Bank United 401(k) Retirement Savings Plan:


We consent to the incorporation by reference in the Registration Statement on Form S-8 of Bank United (filed under Securities and Exchange Commission File No. 333-81649) of our report dated May 5, 2000, relating to the statements of net assets available for plan benefits of Bank United 401(k) Retirement Savings Plan at December 31, 1999 and 1998 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999, which appear in the December 31, 1999 annual report of Form 11-K of Bank United 401(k) Retirement Savings Plan.

KPMG LLP
Houston, Texas
June 26, 2000